SPECTRE GAMING, INC.

June 8, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Re:	Withdrawal of Registration Statement on Form SB-2 Pursuant to Rule 477
File No. 333-137811

To Whom It May Concern:

Please be advised that, today, Spectre Gaming, Inc. is withdrawing its filing on Form SB-2, made on October 5, 2006 (File No. 333-137811). That registration statement has not been declared effective, and no securities were sold in connection with that portion of the offering for which new registration was sought pursuant to Rule 429. If the Commission has any questions, please contact the undersigned at (763) 553-7601.

Very truly

/s/ Kevin M. Greer

Kevin Greer
Chief Financial Officer